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                                                         OMB APPROVAL
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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                            PORTACOM WIRELESS, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, Par Value $0.001
------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    735907107
------------------------------------------------------------------------------
                                 (CUSIP Number)

              Katten Muchin & Zavis, 525 W. Monroe St, Suite 1600
 Steven Zoric, Esq.          Chicago, Illinois 60661          (312) 902-5200
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 11, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




                              Page 1 of 9 Pages


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CUSIP No. 735907107             SCHEDULE 13D              Page 2  of  9  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Will's Wei Corporation

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  459,080
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  459,080
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     459,080
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 735907107             SCHEDULE 13D              Page 3  of  9  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Canmarc Trading Company

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    20,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    20,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 735907107             SCHEDULE 13D              Page 4  of  9  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Michael P. Marcus

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                50,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                   479,080
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                   50,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  479,080
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     529,080
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

ONLY THOSE ITEMS WHICH HEREBY ARE REPORTED ARE AMENDED. ALL OTHER ITEMS REMAIN UNCHANGED. ALL DEFINED TERMS SHALL HAVE THE SAME MEANING AS PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING OF SCHEDULE 13D, AS AMENDED, UNLESS OTHERWISE NOTED.

THIS AMENDMENT IS BEING FILED TO INDICATE THAT ON MAY 14, 1998, JANUARY 28, 1999 AND FEBRUARY 11, 1999, THE WARRANTS HELD BY WILL'S WEI CORPORATION ("WWC") EXPIRED AND ARE NO LONGER INCLUDED IN THE CALCULATION BY THE
REPORTING PERSONS OF THE TOTAL NUMBER OF SHARES HELD BY THE REPORTING PERSONS.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total amount of funds paid by WWC to purchase the 459,080 shares of Common Stock it owns directly was $1,330,000, which was furnished solely from available working capital of WWC.

     The total amount of funds required by Canmarc Trading Company ("CTC") to purchase the 20,000 shares of Common Stock it owns directly was $65,820.34, was furnished solely from available working capital of CTC.

     The total amount of funds required by Mr. Marcus to purchase the 50,000 shares of Common Stock he owns directly was $183,589.45, which was furnished solely from available personal assets of Mr. Marcus.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER

       (a) The Reporting Persons beneficially owned an aggregate of 529,080 shares of Common Stock. Based on information contained in the company's Quarterly Report on Form 10-Q for the period ending on September 30, 1998 filed with the Securities and Exchange Commission of November 23, 1998 (the "1998 Form 10-Q"), the shares of Common Stock held by the Reporting Persons represent approximately 3.9% of the outstanding shares.

           WWC beneficially owns 459,080 shares of Common Stock, representing 3.4% of the issued and outstanding shares of Common Stock of the Issuer, based on the information contained in the 1998 Form 10-Q.

           CTC beneficially owns 20,000 shares of Common Stock, representing 0.2% of the issued and outstanding shares of Common Stock of the Issuer, based on information contained in the 1998 Form 10-Q.

           Mr. Marcus beneficially owns 50,000 shares of Common Stock, representing 0.4% of the issued and outstanding shares of Common Stock of the Issuer, based on

                                     Page 5 of 9 Pages
           information contained in the 1998 Form 10-Q. In addition, as sole shareholder of WWC and owner of all the outstanding Class A ordinary shares of CTC, Mr. Marcus may be deemed to be the beneficial owner of the 459,080 and 20,000 shares respectively owned by WWC and CTC.

       (b) Mr. Marcus has the sole power to vote or to direct to vote and the sole power to dispose or to direct the disposition of the 50,000 shares of Common Stock which he owns directly. In addition, as sole shareholder of WWC and owner of all the outstanding Class A ordinary shares of CTC, Mr. Marcus may be deemed to share with WWC and CTC the voting and dispositive power with respect to the 459,080 and 20,000 shares respectively owned by them.

       (c) Since the initial filing of Schedule 13D by the Reporting Persons, WWC has permitted, on May 14, 1998, January 28, 1999 and February 11, 1999, expiration of warrants for a total of 194,772 shares of Common Stock; other than the expiration of such warrants, none of the Reporting Persons have engaged in any transactions in the Common Stock during the past sixty (60) days.

       (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

       (e) As of February 11, 1999, each Reporting Person ceased to be a beneficial owner of more than 5% of the Common Stock of Issuer. Accordingly, this filing shall terminate the Reporting Persons' duty to continue reporting ownership of Common Stock in the Issuer unless additional securities are required by the Reporting Persons.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Marcus controls, in practice, the investment decisions of WWC and CTC. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Except as described herein there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

                                 Page 6 of 9 Pages

     By virtue of the relationships among the Reporting Persons as described in
Item 2, the Reporting Persons may be deemed to be a group under the Federal Securities Law.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

1)   Joint Filing Agreement, dated February 28, 1998, between
Will's Wei Corporation, Canmarc Trading Company and Michael P. Marcus.

                            Page 7 of 9 Pages
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                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 1999

                                /s/ Michael P. Marcus
                                ------------------------
                                Michael P. Marcus



                                WILL'S WEI CORPORATION


                                By: /s/ Michael P. Marcus
                                ------------------------
                                Michael P. Marcus
                                President



                                CANMARC TRADING COMPANY

                                By: /s/ Michael P. Marcus
                                ------------------------
                                Michael P. Marcus
                                Controlling Shareholder


                                Page 8 of 9 Pages